ISSUES PRESENTED FOR CONSIDERATION BY WAY OF POSTAL BALLOT

INFOSYS LIMITED

GO GREEN

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THE FOLLOWING PROXY CARD RELATES TO THE PASSING OF RESOLUTIONS BY WAY OF POSTAL BALLOT BY THE EQUITY SHAREHOLDERS OF INFOSYS LIMITED AND IS BEING SENT TO THE HOLDERS OF INFOSYS LIMITED'S AMERICAN DEPOSITARY RECEIPTS PURSUANT TO THE DEPOSIT AGREEMENT AMONG INFOSYS LIMITED, DEUTSCHE BANK TRUST COMPANY AMERICAS (FORMERLY, BANKERS TRUST COMPANY) AS DEPOSITARY, AND THE REGISTERED HOLDERS AND BENEFICIAL OWNERS OF THE AMERICAN DEPOSITARY RECEIPTS.

Please sign, date and mail your proxy card in the envelope provided so that your vote is received on or before 1:00 PM on March 24, 2017.

↓ Please detach along perforated line and mail in the envelope provided. ↓

00033300000000000000 5 040517

ISSUES PRESENTED FOR CONSIDERATION BY WAY OF POSTAL BALLOT.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

	FOR	AGAINST	ABSTAIN
1. Ordinary resolution for revision in compensation of U. B. Pravin Rao, Chief Operating Officer & Whole-time Director	☐	☐	☐
2. Ordinary resolution for appointment of D. N. Prahlad, as an Independent Director	☐	☐	☐
3. Special resolution to adopt new Articles of Association of the Company in conformity with the Companies Act, 2013	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ______ Date: ______ Signature of Shareholder ______ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.